FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For February 13, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           Form 20-F        X            Form 40-F
                           ___                           ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                    No       X
                     ___                     ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated February 13, 2003

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)



Date: February  13, 2003                    By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                      [MIC]


                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                               February 13, 2003

                 MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES
                   COMPLETION OF SALE OF COLOMBIAN OPERATIONS

New York, London and Luxembourg - February 13, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces it has successfully completed the sale of its Colombian operation, Celcaribe S.A., to Comcel S.A., a subsidiary of America Movil.

The net proceeds for Millicom's interest in the equity of Celcaribe S.A. are USD 9,625,000, which have been paid on completion.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, Millicom provides high-speed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward -looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forwardlooking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.

CONTACTS:

Marc Beuls                                        Telephone:  +352 27 759 101
President  and  Chief  Executive  Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                     Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                      Telephone:  +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                       Telephone:  +44 20  7321  5022
Investor Relations Shared Value Ltd, London

Visit our web site at http://www.millicom.com